960 Stewart Drive
Sunnyvale, CA  94085
www.shoretel.com
800.425.9385

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:	Dean Suehiro, Senior Staff Accountant
Robert Shapiro, Staff Accountant
Larry Spirgel, Assistant Director
Greg Dunas, Attorney Advisor
Paul Fischer, Attorney Advisor

Re:	ShoreTel, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed September 13, 2012
File No. 001-33506

Ladies and Gentlemen:

We are writing in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on March 12, 2013.  ShoreTel, Inc. (the “Company”) is providing responses to the comments as set for the below.

Form 10-K for the Fiscal Year Ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, pages 38 – 39

1.
In future filings, please discontinue the presentation of the full non-GAAP income statement since it may attach undue prominence to the non-GAAP information. Refer to the guidance in Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011.

Response

The Company will discontinue the presentation of the reconciliation format that could be construed as a full non-GAAP income statement in future filings and will ensure that future non-GAAP related disclosures are in accordance with guidance outlined within the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Hosted Gross Margin, page 41

2.
Please explain why hosted and related gross service margins of 37% are significantly lower than those for the Premise segment gross margin and what plans management has undertaken in terms of risks, opportunities, and trends to grow this business segment to achieve the synergies described to realize improved profit margins.  Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Response

The Company will include disclosure similar to the below in future filings and continue to update the disclosures as the various initiatives continue to progress.

The Company’s hosted business service offering includes cost elements that are unique to the hosted service offering which in turn, impacts the overall service gross margins. Specifically, as part of our hosted service offering, we provide our customers unlimited domestic calling plans and internet service plans.  To provide calling services, we purchase and resell minutes and calling plans from various national and regional telecommunication carriers; the price of which is included in our standard service offering.  Additionally, we purchase and resell telecommunications circuits from various local and national internet service providers as a service to customers.  As a result of reselling calling plans and providing internet data plans to customers, we incur various regulatory charges.  In addition, the hosted gross margin is impacted by the amortization of intangible assets related to the recent acquisition of M5 Networks and the premise business has much lower similar amortization charges from prior acquisitions.

Upon completion of our acquisition of M5 Networks, the Company has undertaken several initiatives to create greater efficiencies in the delivery of our hosted services.  These initiatives include:

•	Integration of hosted service offering to a single common hardware platform utilized by our premise based business;

•	Integration of our customer support services teams to leverage technological expertise and to gain operating efficiencies;

•	Consolidation of co-location centers where we house technology platforms to gain greater economies of scale and costs reductions;

•
Development of our next generation of hosted service platform which will not only improve the overall customer experience, but it will also create efficiencies in the time and corresponding cost to provision new customers and add services to existing customers.

Several of the initiatives noted above are contingent upon the development of technology which is currently underway and is expected to be completed within the next twelve months.  While the Company believes that through the execution of these initiatives we will improve our gross margins, due to the nature of the unique costs identified above and the overall timing to execute our gross margin improvement initiatives, we do not anticipate that gross margins for our hosted and related services will be commensurate with that of premise business in the short term.

Financial Statements and Supplementary Data

Note 2. Business Combinations, page 65

3.	Please tell us why it was appropriate to use your internal rate of return to fair value your purchased intangible assets under ASC 820.

Response

The fair values of identifiable intangible assets were calculated considering market participant expectations and using an income approach. The rates of 11.5 to 13.0% utilized to discount net cash flows to their present values were determined after consideration of the weighted average costs of capital, internal rate of return and the weighted average rate of return on assets which approximate market participant rates.  The rates considered to determine the market participant rates used in the present value calculation are those that typical investors would require of an investment in companies similar in size and operating in similar markets and the impact of tax benefits that would be recognized by the purchaser.  In future filings, we will revise the discussion of what the discount rate represents to help more clearly state that the rate is based on the Company’s estimate of what market participants would use in valuing such assets.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, please feel free to contact the undersigned or Jeffrey Vetter of Fenwick & West LLP at (650) 335-7631.

Sincerely,

SHORETEL, INC.

By: Michael Healy
Chief Financial Officer